Mail Stop 0408


								January 23, 2006






Dr. Richard C. Kim
Chief Executive Officer
Dynamic Biometric Systems, Inc.
1711 West Greentree Drive, Suite 116
Tempe, Arizona 85284


Re: 	Dynamic Biometric Systems, Inc.
      Form 10-SB
      File No. 001-32706
      Filed December 16, 2005



Dear Dr. Kim:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please insert a page number on each page of the document.


Special Note on Forward-Looking Statements, page 1
2. As a penny stock issuer, you do not qualify for the safe harbor.
Please revise.


Liquidity and Capital Resources, page 26

3. Please note that, unless it is held open long enough, the warrant flush mentioned in the carryover paragraph on page 27 is a tender offer.


Plan Warrants, page 35
4. Please comply with Item 202(c) by providing the material provision of these securities including the exercise price, the expiration date and the differences between the six series. Please explain the nature of Dr. Kim`s preemptive rights.


Selling Agent Warrants, page 35
5.  Please explain your reference to "the Offering."


Recent Sales of Unregistered Securities, page 38
6. Please revise your disclosure, on pages 38 and 39, to comply with
Part II, Item 4 of Form 10-SB and Item 701 of Regulation S-B. We note your claims that some of the sales were made in reliance upon
Rule 501(a).   Rule 501 (a) does not provide an exemption from
registration.  Moreover, we note that you have not filed any Form
Ds.
Please disclose the basis upon which each of these sales was not registered. For each sale, please provide us with your analysis of the facts under which you qualify for an exemption.


Consolidated Financial Statements

7. We note your disclosure in your Description of Business section that since inception you have had no sales of the Bio-Pen in your target markets. Please tell us how you determined that you are not considered a development stage enterprise for the periods presented.
Refer to paragraphs 8 and 9 of SFAS 7.


Statements of Cash Flows

8. Please revise your column heading to properly reflect the year
2003.  Currently, the heading refers to the year 2005.


Statements of Operations

9. Based upon your net loss and weighted average number of common shares outstanding disclosed, it appears your net loss per share for
2004 and the nine months ended September 30, 2005 would be $(.03). Please revise your net loss per common share as necessary.


Notes to the consolidated financial statements

Note (14) Related Parties

10. We note your disclosure that you recorded the issuance of
100,000
shares of Series A Preferred stock to VCC as unearned stock based fees because the services required had not been performed as of December 31, 2004. Please tell us the journal entry used to record the issuance.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nancy E. Maloney at (202) 551-3427 or Joyce
A.
Sweeney at 202-551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Thomas Morgan, Esquire
      Lewis and Roca
      40 North Central Avenue
      Phoenix, Arizona 85004





Dr. Richard C. Kim
Dynamic Biometric Systems, Inc.
January 23, 2006
Page 1